News release
For immediate publication

ART Advanced Research Technologies Announces
Q1 2006 Financial Results Conference Call

Montreal, Canada, May 11, 2006 – ART Advanced Research Technologies Inc. (“ART”) (TSX: ARA), a Canadian medical device company and a leader in optical molecular imaging products for the healthcare and pharmaceutical industries, invites you to participate in a conference call to discuss the company’s financial results for the first quarter ended March 31, 2006. The conference call will follow the press release issued earlier on the same day, and will be held on:

Monday, May 15, 2006
5:00 p.m. (ET)

To participate in the conference call when dialing from North America, please dial

(866) 898-9626 (U.S. and Canada). Outside of North America, please dial

(416) 340-2216. Participants are asked to dial 10 minutes prior to the start time.

The conference call will feature Micheline Bouchard, President and Chief Executive Officer, and Jacques Bédard, Chief Financial Officer.

A replay of the conference call will be available until May 22, 2006. To listen to the replay from North America, please dial (800) 408-3053 or from outside of North America, please dial (416) 695-5800. The access code for the replay is 3182968#.

We look forward to your participation and thank you for your interest in ART Advanced Research Technologies Inc.

About ART

ART Advanced Research Technologies Inc. is a leader in optical molecular imaging products for the healthcare and pharmaceutical industries. ART has developed products in medical imaging, medical diagnostics, disease research, and drug discovery with the goal of bringing new and better treatments to patients faster. eXplore Optix™, an optical molecular imaging device designed for monitoring physiological changes in living systems at the preclinical study phases of new drugs, is distributed by GE Healthcare and is used by industry and academic leaders worldwide. SoftScan®, an optical medical imaging device, is designed to improve the diagnosis and treatment of breast cancer. ART is commercializing these products in a global strategic alliance with GE Healthcare, a world leader in mammography and imaging. Finally, the Fenestra™ line of molecular imaging contrast products provide image enhancement for a wide range of preclinical Micro CT applications allowing scientists to see greater detail in their imaging studies, with potential extension into other major imaging modalities. ART’s shares are listed on the TSX under the ticker symbol ARA. For more information on ART, visit our website at www.art.ca .

This press release may contain forward-looking statements subject to risks and uncertainties that would cause actual events to differ materially from expectations. These risks and uncertainties are described in ART Advanced Research Technologies Inc.’s regulatory filings with Canadian Securities Commissions and the Securities and Exchange Commission in the United States.

FOR FURTHER INFORMATION, PLEASE CONTACT:

ART Advanced Research Technologies Inc.

Sébastien Gignac
Vice President, Corporate Secretary and General Counsel
sgignac@art.ca

Jacques Bédard
Chief Financial Officer
jbedard@art.ca

Tel: 514.832.0777
www.art.ca